May 24, 2021

Via EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Kimberly Browning

Re:	BBH Trust (the “Trust”)
Post-Effective Amendment No. 92
(File Nos. 333-129342, 811-21829)

Dear Ms. Browning:

Listed below are the additional comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC”) received on May 20, 2021, relating to Post-Effective Amendment No. 92 to the Trust’s Registration Statement on Form N-1A filed on March 10, 2021, pursuant to Rule 485(a) under the Securities Act of 1933, and the Trust’s responses thereto.

1.	Comment: Fee Table

Please confirm whether the Fund anticipates acquired fund fees and expenses (“AFFE”) in excess of one basis point and, if not, please confirm that AFFE will be included in Other Expenses.

Response:	The Fund does not anticipate AFFE in excess of one basis point and any AFFE will be included in Other Expenses.

2.	Comment: Principal Investment Strategy

Please note disclosure found under Item 9 – Principal Investment Strategies suggests an allocation between U.S. and foreign investments; however, under Item 4 – Principal Investment Strategies, and in the prior response to the Staff, the Registrant indicated that there is not a specific allocation strategy between US and foreign investments. Please align the disclosures so that the Item 9 disclosure agrees with Item 4 disclosure.

Response:	The Fund has aligned the Item 9 disclosure with the Item 4 disclosure as requested. The Fund further confirms that there is not a specific allocation strategy between investments in domestic versus foreign companies.

3.	Comment: Principal Investment Strategy

Please provide the Fund’s plain English definition of “foreign investment.” Please indicate whether the Fund will invest in securities denominated in foreign currency or U.S. dollar denominated securities. If investing in foreign currency denominated securities, please disclose the risks.

Response:	The Fund has added disclosure defining foreign investments under Items 4 and 9 Principal Investment Strategies. The Fund has also provided additional risk disclosure in Item 4 regarding investing in foreign currency denominated securities. Additionally, the Fund respectfully draws the Staff’s attention to foreign currency denominated securities contained in Item 9.

4.	Comment: Principal Investment Strategies

Please update the ESG disclosure to provide the Adviser’s definition of ESG. Also, please indicate whether ESG is one of several factors considered when selecting investments and note that ESG is not weighted more heavily than other factors. Please state that the Adviser may invest in a security that is an attractive investment based upon non-ESG factors and that such investment may score poorly based upon ESG factors alone.

Response:	The Fund has added the requested disclosure to the Item 9 Principal Investment strategies section.
5.	Comment: Notice to Shareholders

Please revise the statement that the Fund will provide 60 days’ notice to shareholders if there is a change in the Fund’s objective to clarify that such notice will be provided 60 days prior to the change taking effect.

Response:	The Fund has added the word “prior” to the disclosure.

6.	Comment: SAI- Concentration Fundamental Investment Policy

In reference to Section 8(b)(1) of the Act, please remove the word “primarily” in all instances.

Response:	The Fund has removed the word “primarily” in all instances.

7.	Comment: SAI- Investment Policies

With respect to the 25% limit on investments in securities of issuers primarily engaged in the same industry, please expand to include “or group of industries.”

Response:	The Fund confirms that additional disclosure has been added as requested.

Please contact the undersigned at (617) 772 – 1616 if you have any questions or comments.

Sincerely,

/s/Suzan Barron
Suzan Barron Secretary, BBH Trust